UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

AGCO CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

001084102
(CUSIP Number)

Robert B. Schumer, Esq. Cullen L. Sinclair, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 (212) 373-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001084102	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON Tractors and Farm Equipment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,150,152
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,150,152
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,150,152
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 001084102	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON TAFE Motors and Tractors Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,263,321
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,263,321
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,263,321
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 001084102	SCHEDULE 13D	Page 4 of 7

1	NAME OF REPORTING PERSON Mallika Srinivasan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,613
	8	SHARED VOTING POWER 12,150,152
	9	SOLE DISPOSITIVE POWER 22,613
	10	SHARED DISPOSITIVE POWER 12,150,152
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,172,765
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 001084102	SCHEDULE 13D	Page 5 of 7

The Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) with respect to the Issuer on April 9, 2013, as amended by Amendment Nos. 1 through 16 (the “Schedule 13D”), is hereby further amended and supplemented to include the information set forth herein. This amended Statement on Schedule 13D/A constitutes Amendment No. 17 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D.

Item 1. Security and Issuer

This Schedule 13D relates to shares of the common stock (the “Common Stock”) of AGCO Corporation (the “Issuer”), the principal executive offices of which are located at 4205 River Green Parkway, Duluth, Georgia 30096.

Item 2. Identity and Background

No material change.

Item 3. Source and Amount of Funds or Other Consideration

No material change.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby further amended and supplemented by adding the following at the end thereof:

“On April 15, 2024, TAFE and the Issuer executed the Amendment No.1 to the Amended and Restated Letter Agreement (effective April 24, 2024), pursuant to which, the termination date of the Letter Agreement was extended until April 24, 2025 (the “Amendment to the Letter Agreement”). All other terms of the Letter Agreement remain in full force and effect.”

Item 5. Interest in Securities of the Issuer

(a) The aggregate percentage of shares reported owned on this Schedule 13D is based on 74,617,985 shares of Common Stock outstanding as of March 15, 2024, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Proxy Statement, as filed with the SEC on March 25, 2024 and incorporated by reference in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on February 27, 2024. As of the close of business on April 15, 2024 (i) TAFE beneficially owned 12,150,152 shares of Common Stock, which constituted approximately 16.3% of the Common Stock outstanding; (ii) TAFE Motors and Tractors beneficially owned 3,263,321 shares of Common Stock, which constituted approximately 4.4% of the Common Stock outstanding; and (iii) Ms. Srinivasan beneficially owned 12,172,765 shares of Common Stock, which constituted approximately 16.3% of the Common Stock outstanding, including the 22,613 shares she holds in her individual capacity. Ms. Srinivasan disclaims beneficial ownership of the Common Stock beneficially owned by each of the Companies, and this report shall not be deemed an admission that Ms. Srinivasan is a beneficial owner of such shares for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose. Each of the Companies disclaims beneficial ownership of the 22,613 shares of Common Stock owned directly by Ms. Srinivasan in her individual capacity, and this report shall not be deemed an admission that either of the Companies is a beneficial owner of such shares for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose. TAFE Motors and Tractors disclaims beneficial ownership of the 8,886,831 shares of Common Stock purchased on behalf of TAFE under the Purchase Plans, and this report shall not be deemed an admission that TAFE Motors and Tractors is a beneficial owner of such shares for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose.

(b) For each person listed, the following table indicates the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition:

CUSIP No. 001084102	SCHEDULE 13D	Page 6 of 7

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
TAFE	0	12,150,152	0	12,150,152
TAFE Motors and Tractors	0	3,263,321	0	3,263,321
Mallika Srinivasan	22,613	12,172,765	22,613	12,172,765

(c) See Annex A hereto.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby further amended and supplemented by adding the following before the second-last paragraph thereof:

“On April 15, 2024, TAFE and the Issuer executed the Letter Agreement Amendment (effective April 24, 2024), pursuant to which, the termination date of the Letter Agreement was extended until April 24, 2025. All other terms of the Letter Agreement remain in full force and effect.

This summary description of the material terms of the Letter Agreement Amendment is qualified in its entirety by reference to the complete terms of the Letter Agreement Amendment, which is attached hereto as Exhibit G.”

Item 7. Material to Be Filed as Exhibits

Exhibit A†	Persons through whom Amalgamations Private Limited (“Amalgamations”) may be deemed to control the Companies
Exhibit B†	Directors and Executive Officers of the Companies
Exhibit C†	Directors and Executive Officers of Amalgamations
Exhibit D*	Amended and Restated Letter Agreement, dated April 24, 2019, between Tractors and Farm Equipment Limited and AGCO Corporation
Exhibit E**	Limited Power of Attorney, dated as of February 17, 2021
Exhibit F***	Joint Filing Agreement, dated as of April 3, 2013
Exhibit G****	Amendment No. 1 to the Amended and Restated Letter Agreement, effective April 24, 2024, between Tractors and Farm Equipment Limited and AGCO Corporation

*	Included by reference to Amendment No. 10 to this Schedule 13D, filed with the SEC on April 26, 2019.
**	Included by reference to Amendment No. 15 to this Schedule 13D, filed with the SEC on February 17, 2021.
***	Included by reference to the initial filing of this Schedule 13D, filed with the SEC on April 9, 2013.
****	Included by reference to Exhibit 10.1 to Issuer’s Form 8-K, filed with the SEC on April 16, 2024.
†	Amends previous filing.

CUSIP No. 001084102	SCHEDULE 13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2024

TRACTORS AND FARM EQUIPMENT LIMITED,

By:	/s/ Cullen L. Sinclair
Name: Cullen L. Sinclair,
attorney-in-fact*

TAFE MOTORS AND TRACTORS LIMITED,

By:	/s/ Cullen L. Sinclair
Name: Cullen L. Sinclair,
attorney-in-fact*

/s/ Cullen L. Sinclair
Cullen L. Sinclair, attorney-in-fact for
Mallika Srinivasan*

*	This Amendment No. 17 to Statement on Schedule 13D was executed by Cullen L. Sinclair as Attorney-In-Fact for Tractors and Farm Equipment Limited, TAFE Motors and Tractors Limited and Mallika Srinivasan, pursuant to the Limited Power of Attorney granted by them.

ANNEX A

Transactions by TAFE during the last 60 days: None.

Transactions by TAFE Motors and Tractors during the last 60 days: None.

Transactions by Ms. Srinivasan in her individual capacity during the last 60 days: None.

EXHIBIT A

Persons through whom Amalgamations may be deemed to control the Companies

Set forth below are the (i) name, (ii) principal business address and (iii) place of organization of each person through the ownership of whom Amalgamations may be deemed, for purposes of this Schedule 13D, to control the Companies.

(i)	Simpson & Company Limited
(ii)	861/862 Anna Salai, Chennai 600 002
(iii)	Republic of India

Directors and Executive Officers of Simpson & Company Limited

Set forth below are the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Common Stock and (vii) transactions in Common Stock during the past 60 days (if any) of each of the directors and executive officers of Simpson & Company Limited.

Name	Title	Country of Citizenship	Principal Occupation	Principal Business Address	Ownership of Common Stock	Transactions in Common Stock during the past 60 days
Mr. A. Krishnamoorthy	Chairman and Managing Director	India	Chief Executive	861/862 Anna Salai Chennai 600002	None.	None.
Mr. P.S. Rajamani	Wholetime Director	India	Manufacturing	861/862 Anna Salai Chennai 600002	None.	None.
Mr. R. Mahadevan	Director	India	Manufacturing	861/862 Anna Salai Chennai 600002	None.	None.
Mr. Ranganathan Vijayaraghavan	Director	India	Lawyer	861/862 Anna Salai Chennai 600002	None.	None.
Ms. Sandhya Shekhar	Director	India	Director	861/862 Anna Salai Chennai 600002	None.	None.
Mr. Srinivasaraghvan Sridharan	CFO & Company Secretary	India	Finance	861/862 Anna Salai Chennai 600002	None.	None.

EXHIBIT B

Directors and Executive Officers of TAFE

Set forth below are the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Common Stock and (vii) transactions in Common Stock during the past 60 days (if any) of each of the directors and executive officers of TAFE.

Name of Director	Title	Country of Citizenship	Principal Occupation	Principal Business Address	Ownership of Common Stock	Transactions in Common Stock during the Past 60 Days
Ms. Mallika Srinivasan	Chairman and Managing Director	India	Chief Executive	35/77 Nungambakkam High Road Chennai 600034	22,613 (1)	None
Dr. Lakshmi Venu	Director	India	Strategy & Operations	35/77 Nungambakkam High Road Chennai 600034	None.	None.
Mr. P.B. Sampath	Director	India	Chartered Accountant	35/77 Nungambakkam High Road Chennai 600034	None.	None.
Mr. Sandeep Sinha	Chief Executive Officer	India	Operations	35/77 Nungambakkam High Road Chennai 600034	None.	None.
Mr. S. Chandramohan	Group President	India	Finance	35/77 Nungambakkam High Road Chennai 600034	None.	None.
Mr. Krishna Srinivasan	Director	India	Lawyer	35/77 Nungambakkam High Road Chennai 600034	None.	None.

(1)       Does not include holdings of Common Stock of TAFE and TAFE Motors and Tractors, as disclosed in Item 5.

Name of Director	Title	Country of Citizenship	Principal Occupation	Principal Business Address	Ownership of Common Stock	Transactions in Common Stock during the Past 60 Days
Mr. Sankar Datta	Director	India	Chartered Accountant	8/1, Vaidya Rama Iyer Street T Nagar Chennai 600017	None.	None.
Mr. Robert B Crain	Director	US	Senior Vice President, GM Grain and Protein, AGCO	4205, River Green Parkway, Duluth, GA 30096-2568 USA	34,018 (2)	None.
Mr. T.R. Kesavan	Group President	India	Corporate Relations	35/77 Nungambakkam High Road Chennai 600034	None.	None.
Mr. S. Sriraman	President	India	Research & Development	35/77 Nungambakkam High Road Chennai 600034	None.	None.
Mr. R. Muralikrishnan	President	India	Product Management Group & Exports	35/77 Nungambakkam High Road Chennai 600034	None.	None.
Mr. Swithun Manoharan	President	India	Supply Chain	35/77 Nungambakkam High Road Chennai 600034	None.	None.
Mr. Massimo Ribaldone	President	Italy	Research & Development	Unit 5A NI Park Newport Shropshire TF10 9LH	None.	None.
Mr. Muthu kumar Thanu	President	India	Human Resources	35/77 Nungambakkam High Road Chennai 600034	None.	None.

(2)       Based on DEF 14A filed by the Issuer with the SEC on March 25, 2024.

Name of Director	Title	Country of Citizenship	Principal Occupation	Principal Business Address	Ownership of Common Stock	Transactions in Common Stock during the Past 60 Days
Ms. Shobhana Ravi	President	India	Information Technology	35/77 Nungambakkam High Road Chennai 600034	None.	None.
Mr. Pradeep Kapoor	Executive Director	India	Operations, Engineering Plastics	35/77 Nungambakkam High Road Chennai 600034	None.	None.
Mr. Parameswara Reddy D	Chief Financial Officer	India	Chartered Accountant	35/77 Nungambakkam High Road Chennai 600034	None.	None.
Mr. C.P. Sounderarajan	Company Secretary	India	Corporate Affairs	35/77 Nungambakkam High Road Chennai 600034	None.	None.

Directors and Executive Officers of TAFE Motors and Tractors

Set forth below are the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Common Stock and (vii) transactions in Common Stock during the past 60 days (if any) of each of the directors and executive officers of TAFE Motors and Tractors.

Name of Director	Title	Country of Citizenship	Principal Occupation	Principal Business Address	Ownership of Common Stock	Transactions in Common Stock during the Past 60 Days
Ms. Mallika Srinivasan	Chairman and Managing Director	India	Chief Executive	35/77 Nungambakkam High Road Chennai 600034	22,613 (1)	None
Dr. Lakshmi Venu	Deputy Managing Director	India	Strategy & Operations	35/77 Nungambakkam High Road Chennai 600034	None.	None.
Mr. P.B. Sampath	Director	India	Chartered Accountant	35/77 Nungambakkam High Road Chennai 600034	None.	None.
Mr. Sandeep Sinha	Director	India	Operations	35/77 Nungambakkam High Road Chennai 600034	None.	None.
Mr. S. Chandramohan	Director	India	Finance	35/77 Nungambakkam High Road Chennai 600034	None.	None.
Mr. Sankar Datta	Director	India	Chartered Accountant	8/1, Vaidya Rama Iyer Street, T Nagar, Chennai 600017	None.	None.

(1)        Does not include holdings of Common Stock of TAFE and TAFE Motors and Tractors, as disclosed in Item 5.

Name of Director	Title	Country of Citizenship	Principal Occupation	Principal Business Address	Ownership of Common Stock	Transactions in Common Stock during the Past 60 Days
Mr. T.R. Kesavan	Director	India	Corporate Relations	35/77 Nungambakkam High Road Chennai 600034	None.	None.
Mr. Massimo Ribaldone	Director	Italy	Research & Development	Unit 5A NI Park, Newport Shropshire TF10 9LH	None.	None.
Mr. Parameswara Reddy D	Chief Financial Officer	India	Chartered Accountant	35/77 Nungambakkam High Road Chennai 600034	None.	None.
Mr. C.P. Sounderarajan	Company Secretary	India	Manufacturing	35/ 77 Nungambakkam High Road, Chennai 600034	None.	None.
Mr. Alok Mam	Sr. Vice President	India	Manufacturing	Plot No. 1, Sector D Industrial Area, Mandideep 462046	None.	None.
Mr. V. P. Arya	Sr. Vice President	India	Finance	Plot No. 1, Sector D Industrial Area, Mandideep 462046	None.	None.

EXHIBIT C

Directors and Executive Officers of Amalgamations

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Common Stock and (vii) transactions in Common Stock during the past 60 days (if any) of each of the directors and executive officers of Amalgamations.

Name	Title	Country of Citizenship	Principal Occupation	Principal Business Address	Ownership of Common Stock	Transactions in Common Stock during the past 60 days
Mr. A. Krishnamoorthy	Chairman	India	Business	124 Dr. Radhakrishnan Salai Chennai 600 004	None.	None.
Ms. Mallika Srinivasan	Director	India	Business	124 Dr. Radhakrishnan Salai Chennai 600 004	22,613 (1)	None
Ms. Sita Venkatramani	Director	India	Business	124 Dr. Radhakrishnan Salai Chennai 600 004	None.	None.
Ms. Bhavani Krishnamoorthy	Director	India	Business	124 Dr. Radhakrishnan Salai Chennai 600 004	None.	None.
Mr. Ram Venkatramani	Director	India	Business	124 Dr. Radhakrishnan Salai Chennai 600 004	None.	None.
Ms. Lakshmi Narayanan	Director	India	Business	124 Dr. Radhakrishnan Salai Chennai 600 004	None.	None.
Mr. R. Venkatramanan	Assistant Vice President	India	Finance	124 Dr. Radhakrishnan Salai Chennai 600 004	None.	None.

(1)        Does not include holdings of Common Stock of TAFE and TAFE Motors and Tractors, as disclosed in Item 5.